INCENTRUM SECURITIES, LLC

AUDITED FINANCIAL STATEMENTS
FORM X-17A-5
PART III

SEC FILE NO 288831

NOVEMBER 30, 2025
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(CONFIDENTIAL PURSUANT TO RULE 17a-5(c)(3))

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69961

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 12/01/2024 (MM/DD/YY) AND ENDING 11/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: INCENTRUM SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

410 PARK AVENUE - 15th FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

NILS KRAHE	212-772-1915	nils.krahe@incentrumgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ASSURANCE DIMENSIONS
(Name – if individual, state last, first, and middle name)

4920 W Cypress St #102	Tampa	FL	33607
(Address)	(City)	(State)	(Zip Code)

04/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nils Krahe _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of INCENTRUM SECURITIES, LLC _____, as of November 30 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Chief Compliance Officer _____

_____
Notary Public

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☑ (d) Statement of cash flows.
☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☑ (g) Notes to consolidated financial statements.
☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

INCENTRUM SECURITIES, LLC

TABLE OF CONTENTS

NOVEMBER 30, 2025
(CONFIDENTIAL PURSUANT TO RULE 17a-5(c)(3))



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Incentrum Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Incentrum Securities LLC** as of November 30, 2025, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **Incentrum Securities LLC** as of November 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **Incentrum Securities LLC's** management. Our responsibility is to express an opinion on **Incentrum Securities LLC's** financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **Incentrum Securities LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Rule 15c3-1 of the Securities and Exchange Commissions and the Computation for Determination of Reserve Requirements and information Relating to Possession and Control Requirements under SEC Rule 15c3-3 as contained on pages 10 and 11, has been subjected to audit procedures performed in conjunction with the audit of **Incentrum Securities LLC's** financial statements. The supplemental information is the responsibility of **Incentrum Securities LLC's** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Rule 15c3-1 of the Securities and Exchange Commissions, the Computation for Determination of Reserve Requirements and information Relating to Possession and Control Requirements under SEC Rule 15c3-1 and reliance on Footnote 74 to SEC Release 34-70073, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as **Incentrum Securities LLC's** auditor since 2023.

Assurance Dimensions
Coral Springs, Florida
January 28, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.

INCENTRUM SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2025
(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

ASSETS

Cash	$ 400,745
Accounts receivable, net of allowance for credit losses of $1,388,930	2,500,000
Other assets	9,836
Total assets	$ 2,910,581

LIABILITIES AND MEMBER EQUITY

Liabilities	
Due to affiliate	$ 193,861
Accrued expenses and other liabilities	30,199
Member distribution	
Total liabilities	224,060
Member equity	2,686,521
Total liabilities and member equity	$ 2,910,581

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.
The accompanying notes are an integral part of this financial statement.


INCENTRUM SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED NOVEMBER 30, 2025
(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))


Revenue	
Consulting fees	$ 4,576,256
Total revenue	4,576,256
Expenses	
Payroll and related benefits	188,569
Professional fees	104,379
Rent	63,697
Office and other expenses	46,789
Insurance expense	14,032
Regulatory fees	4,085
Member distribution	
Total expenses	421,551
Other income	
Interest income	1,046
Net Income	$ 4,155,751


These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of
Rule 17a-5 of the Securities Exchange Commission.
The accompanying notes are an integral part of this financial statement.


INCENTRUM SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER EQUITY
FOR THE YEAR ENDED NOVEMBER 30, 2025
(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

Member equity - December 1, 2024	$ 57,770
Contributions	223,000
Distribution	(1,750,000)
Net Income	4,155,751
Member equity - November 30, 2025	$ 2,686,521

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.
The accompanying notes are an integral part of this financial statement.

INCENTRUM SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED NOVEMBER 30, 2025

Cash flows from operating activities:	
Net Income	$ 4,155,751
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable, net of allowance for credit losses of $1,388,930	(2,500,000)
Other assets	(3,627)
Due to affiliate	160,388
Accrued expenses and other liabilities	3,699
Net cash provided by operating activities	**1,816,211**
Cash flows used in financing activities	
Member contributions	223,000
Member distribution	(1,750,000)
Net cash used in financing activities	**(1,527,000)**
Net increase in cash	289,211
Cash - beginning of year	111,534
Cash - end of year	**$ 400,745**

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.
The accompanying notes are an integral part of these financial statements.

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACOUNTING POLICIES

Incentrum Securities, LLC (the "Company") is a securities broker-dealer registered with the U.S. Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a limited liability company organized under the laws of the State of Delaware on February 16, 2017 and became a registered broker dealer and commenced operations on October 20, 2017. The principal member of the Company is Incentrum Group (CI), L.P. (the "Member/Parent"), a Cayman Island exempted limited partnership.

The principal business of the Company is merger and acquisition advisory services, fairness and valuation opinions and private placements of securities. The Company does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customer or clients.

Basis of Presentation and Use of Estimates
The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the U.S ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Adopted Accounting Standards
Accounting standards promulgated by the Financial Accounting Standards Board ("FASB") are subject to change. Changes in such standards may have an impact on the Company's future financial statements. The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any new standards, that it believes merit further discussion as the Company expects that none would have a significant impact on its financial statements.

Segment reporting policy
On December 1, 2025, the Company adopted Accounting Standard Update (ASU) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This standard requires public entities to provide expanded disclosures about a reportable segment's expenses and the title of the Chief Operating Decision Maker (CODM). The Company has identified its Chief Executive Officer as the CODM and determined it operates as a single operating and reportable segment engaged in securities brokerage business.

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACOUNTING POLICIES (continued)

Cash

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company had $150,745 of cash in excess of federally insured limits.

Accounts Receivable and Allowance for Credit Losses

The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ASC Topic 326"). ASC Topic 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected credit losses in certain circumstances. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including other assets utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with other assets is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

Based on management's review of accounts receivable, an allowance for credit losses amounting to $1,388,930, carried forward from prior year, is considered necessary at November 30, 2025. The customer has been formally taken over by liquidators. The Company has submitted a proof of claim establishing the debt with the liquidators. The Company does not expect the debt to be recovered, based on information received from the liquidators.

Revenue Recognition

Consulting Fees: Upon commencement of operations, the Company adopted, the Financial Accounting Standards Board (FASB), ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard replaced most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) and permitted the use of either a full retrospective or retrospective with cumulative effect transition method. This guidance did not have a material impact on its financial or regulatory capital. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

The Company does not carry accounts for customers or perform custodial functions related to securities.

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACOUNTING POLICIES (continued)

Income Taxes

The Company is a single member limited liability company, which is a disregarded entity for federal and state income tax purposes, and is not subject to taxes on its income. The Parent files a consolidated tax return including the operations of the Company. The Parent has elected to be treated as a corporation for federal and state income tax purposes and as such, there is no provision for federal and state income taxes as the net income or loss of the Company is included on the tax return of the members of the Parent. The Company's Parent is subject to New York City Unincorporated Business Tax ("NYC UBT").

In accordance with GAAP, the Company's Parent is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's equity. At November 30, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to on-going analysis of and changes to tax laws, regulations and interpretations thereof.

The Company's Parent files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with the U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Fair Value Measurement of Financial Assets and Liabilities

In accordance with ASC Topic 820, Fair Value Measurement, the fair value estimates are measured within the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under applicable guidance are described below:

• Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

• Level 2 - Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability;

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACOUNTING POLICIES (continued)

• Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

At November 30, 2025, the carrying value of the Company's financial instruments, such as cash, accounts receivable, due to an affiliate, and accrued expenses and other liabilities approximate their fair values due to the nature of their short-term maturities.

NOTE 2: RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement (the "Agreement") with a subsidiary of the Parent, the Company recognizes certain expenses based on the terms and conditions per the Agreement. These expenses amounted to $311,873 for the year ended November 30, 2025, and there was $193,861 due to the subsidiary of the Parent, at November 30, 2025.

NOTE 3: REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $14,937, and requires that the ratio of aggregate indebtedness to net capital shall not exceed fifteen times net capital, as defined by the Rule. At November 30, 2025, the Company had net capital of $176,685, which exceeded requirements by $161,748, the ratio of aggregate indebtedness to net capital was 1.27 to 1.

NOTE 4: SUBSEQUENT EVENTS

The Company has evaluated events and transactions occurring subsequent to November 30, 2025, for items that should potentially be recognized or disclosed in these Financial Statements. The evaluation was conducted through January 28, 2026, the date these Financial Statements were available to be issued.

INCENTRUM SECURITIES, LLC

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED NOVEMBER 30, 2025

(CONFIDENTIAL PURSUANT TO RULE 17a-5(c)(3))

INCENTRUM SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PUSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF NOVEMBER 30, 2025

NET CAPITAL		
Total Member Equity	$	2,686,521
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		2,509,836
NET CAPITAL		176,685
Less: Minimum net capital requirements at 6.67% of aggregate indebtedness ($5,000 if higher)		14,937
EXCESS NET CAPITAL	$	161,748
AGGREGATE INDEBTEDNESS		
Payables and other liabilities	$	224,060
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		126.81%

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

No material differences exist in net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of November 30, 2025.

INCENTRUM SECURITIES, LLC
SCHEDULE II
FOR THE YEAR ENDED NOVEMBER 30, 2025

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company limits its business activities pursuant to footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. Accordingly, there are no items to report under the requirements of this Rule.

Incentrum Securities, LLC is exempt from the Reserve Requirements pursuant to Rule 15c3-3 as the Company is registered is a non-covered firm and does not and will not hold customer funds or securities.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Member of **Incentrum Securities LLC:**

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) **Incentrum Securities LLC** (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and referring securities transactions to other broker-dealers. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Incentrum Securities LLC's 's management is responsible for compliance with the provisions, throughout the most recent fiscal year, contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Incentrum Securities LLC's** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on **Incentrum Securities LLC's** business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Assurance Dimensions

Assurance Dimensions
Coral Springs, Florida
January 28, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

INCENTRUM SECURITIES, LLC
EXEMPTION REPORT
NOVEMBER 30, 2025

Incentrum Securities, LLC ("Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

- The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services.

- The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers.

- The Company did not carry accounts of or for customers throughout the most recent fiscal year without exception.

- The Company had no exceptions under SEC Rule 15c3-3 throughout the year ended November 30, 2025.

Incentrum Securities, LLC

I, Nils Krahe, affirm that, to my best knowledge and belief, this Exemption Report is true and accurate.

_____   _____
Mr. Nils Krahe, CCO   Date